FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-53474
STEELE RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

2658 Del Mar Heights Rd. Suite 520
San Diego, CA 92014
(858) 847-9090

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Shares
(Title of each class of securities covered by this Form)
NONE.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) [X] Rule 12g-4(a)(2) [ ] Rule 12h-3(b)(1)(i) [ ] Rule 12h-3(b)(2)(ii)[ ] Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date:
One Hundred and One (101)
Pursuant to the requirements of the Securities Exchange Act of 1934, Steele Resources corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Registrant Date: July 8, 2016	Steele Resources Corporation By: /s/ Scott Landow
Scott Landow
Chief Executive Officer